
MY STARTUP JOURNEY IS 8TH TIME'S THE
CHARM, THE 3RD DID NOT WORK OUT
Mohamed Kilany

Mohammed Kilany · 2nd

CEO of Fanera ⚽ | Hub71 Startup |Entrepreneur |Ashoka Fellow 🏆| Father 🙂 | Startup influencer & Mentor

Abu Dhabi, United Arab Emirates · Contact info

Fanera (Formerly SnapGoal)

Kellogg Executive Education

500+ connections

3 mutual connections: Jonny Price, Harrison Quitman, and 1 other

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سرقو
فكرتي

هل تؤمن بسرقة الافكار؟
Mohammed Kilany on LinkedIn
9



FANERA TikTok for football lovers
YouTube
Fanera, we are the first integrated social platform dedicated for fans, clubs and...


كن انـ
مدير نفـ

القناعة ليست كنز
Mohammed Kilany
24

Tawfiq abu Halawah شركة تيك توك مملوكة
...من شركة قيمتها تعادل موازنة الوطن العربي
Mohammed replied to a comment

Tawfiq abu Halawah ابعتلي الفيديو
Mohammed replied to a comment

One of the posts I would read multiple times. I guess it provokes some...
Mohammed shared this
2 Reactions • 1 Comment

I feel like this is the true face of the situation in the MENA region,...
Mohammed commented

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Experience

Founder and CEO
Fanera (Formerly SnapGoal) · Self-employed
Jan 2018 – Present · 3 yrs 6 mos
Palestine

Founder of Fanera, the first social network for and by football fans, clubs, and brands to connect them with their football community who share the passion for football.

• Fanera,is the first integrated social platform dedicated for fans, clubs, and sponsors to connect them with their football community who share the same passion for football.

• Creating, communicating and implementing Fanera's vision, mission, and overall direction for the football fan's community. ...see more



FANERA TikTok for football lovers

Founder
Sabbar Organization
May 2014 – Present · 7 yrs 2 mos
Palestine

Sabbar is a nonprofit organization that aims to help less fortunate Palestinians by providing a platform to connect people with those who need help through sharing videos of their stories.

• Determining a Vision for the Sabbar to deliver the best possible results for the user tc ...see more

Sabbar

Sabbar

Sales Manager
IBM · Full-time
Apr 2015 – Mar 2018 · 3 yrs
Jordan

• Directed the distribution of IBM's products to customers, and to involves establishing sales areas and setting quotas and goals.
• Utilize strong business and technical acumen and sales intuition for exceeding the sales objectives. ...see more